July 23, 2024

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)
- KraneShares Sustainable Ultra Short Duration Index ETF

Dear Ms. Im-Tang:

This letter responds to your comments, discussed in our telephone conversation on June 13, 2024, regarding your review of Post-Effective Amendment No. 365 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares Sustainable Ultra Short Duration Index ETF (the “Fund”), a new series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	Please provide the date of the Fund’s prospectus and the Fund’s ticker symbol.

RESPONSE: The Registrant confirms the Fund’s ticker symbol is KCSH.

2.	(a) Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least five business days before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.30%
Fee Waiver***	0.10%
Total Annual Fund Operating Expenses After Fee Waiver	0.20%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.
***	The Fund’s investment adviser, Krane Funds Advisors, LLC (“Krane” or “Adviser”), has contractually agreed to waive its management fee by 0.10% of the Fund’s average daily net assets (“Fee Waiver”). The Fee Waiver will continue until August 1, 2025, and may only be terminated prior thereto by the Board.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission
July 23, 2024

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that it reflects the Fee Waiver for the period described above. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$20	$86

(b) Please consider deleting the footnote included in the Fees and Expenses section of the “Fund Summary” related to the Fund’s 12b-1 Plan as this disclosure appears elsewhere in the prospectus.

RESPONSE: No change was made in response to this comment. The Registrant will consider the Staff’s comment during the next annual update to the Trust’s registration statement and determine at that time whether any changes are warranted.

(c) The Staff notes that the Fund may invest in other investment companies. As such, please consider whether acquired fund fees and expenses need to be disclosed as a separate line in the Fund’s Fees and Expenses section of the “Fund Summary.”

RESPONSE: The Registrant confirms that the Fund’s estimated acquired fund fees and expenses will not exceed 0.01% of average net assets of the Fund so that a separate line item is not required in the fee table for the Fund.

3.	The “Principal Investment Strategies” section states: “Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in securities of the Underlying Index and other instruments that have economic characteristics similar to those in the Underlying Index.” Please consider adding disclosure on what constitutes “other instruments” for purposes of this policy.

RESPONSE: The Registrant notes that the Adopting Release for Rule 35d-1 (i.e., the names rule). The Adopting Release states that 80% of a fund’s investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (emphasis added) In this connection, the Registrant confirms that other instruments would include any investment that provides investment exposure to investments that are part of the 80% policy of the Fund. Accordingly, while the Registrant does not believe any additional disclosure is needed at this time in the prospectus, the Registrant has added disclosure regarding examples other instruments in the statement of additional information (“SAI”) for the Fund.

4.	Please consider revising the “Principal Investment Strategies” section to specify how the Fund defines “short duration”.

RESPONSE: The Registrant notes that only debt securities with a maturity of up to one year are eligible for inclusion in the Underlying Index and has added the following disclosure:

The Fund’s average duration will be below one year (i.e., short duration).

Securities and Exchange Commission
July 23, 2024

5.	Please file as an exhibit to the registration statement any license or sublicense agreement to which the Fund, or the Trust on behalf of the Fund, is a party, including any such agreements with the Index Provider.

RESPONSE: The Registrant will file or has incorporated by reference the sublicence agreement as an exhibit to the post-effective amendment to the Registration Statement.

6.	The first bullet point in the third paragraph of the “Principal Investment Strategies” section states: “Companies that fail to respect established norms such as the United Nations Global Compact principles, the organization for Economic Co-operations and Development guidelines, or UN Guiding Principles for Business and Human Rights.” Please state supplementally whether the list is exhaustive. If the list is not exhaustive, please explain why other criteria are not disclosed in the list.

RESPONSE: The Registrant confirms that the first bullet point in the third paragraph of the “Principal Investment Strategies” section includes the “established norms” considered by the Underlying Index.

7.	The third bullet point in the third paragraph of the “Principal Investment Strategies” section includes the phrase “generate revenue from certain activities.” Please quantify whether there is a minimum amount of revenue that a company must generate from the specified activities for an issuer to be excluded from the Underlying Index.

RESPONSE: The Registrant has revised the “Additional Information about the Fund’s Underlying Index” section to include the requested information.

8.	The fourth bullet point in the third paragraph of the “Principal Investment Strategies” section states: “Companies that have a significant negative impact with respect to certain sustainable development goals.” Please consider disclosing how the Fund defines “certain sustainable development goals.”

RESPONSE: The Registrant has revised the “Additional Information about the Fund’s Underlying Index” section to include the requested information.

9.	The fourth paragraph of the “Principal Investment Strategies” section states: “Certain of these exclusions are categorical, and others are based on ownership or revenue thresholds.” Please clarify which exclusions are categorical and which exclusions are based on ownership or revenue thresholds.

RESPONSE: The Registrant has revised the “Additional Information about the Fund’s Underlying Index” section to include the requested information.

10.	Please supplementally explain whether an issuer will be removed from the Underlying Index in the next reconstitution if it is initially included in the Underlying Index but subsequently fails to satisfy an exclusionary criteria.

RESPONSE: The Registrant confirms that an issuer will be removed from the Underlying Index at the next rebalancing if it is included in the Underlying Index but subsequently fails to satisfy a data point representing an exclusionary criteria. However, the Registrant notes that the data points representing exclusionary criteria are updated by the Index Provider only on an annual basis and the Fund has revised the “Principal Investment Strategies” section to clarify this point.

Securities and Exchange Commission
July 23, 2024

11.	The fifth paragraph of the “Principal Investment Strategies” section states: “The Index Provider uses an optimization process that applies certain sustainability-related constraints while attempting to minimize turnover.” Please define the phrase “sustainability-related constraints”. In addition, please supplementally explain how the optimization process relates to the minimum standards of the Paris aligned benchmark.

RESPONSE: The Registrant refers the Staff to its response to Comment 12.

12.	Please revise the “Principal Investment Strategies” section to disclose the method of weighting securities by the Underlying Index.

RESPONSE: The Registrant has revised the fifth paragraph of the “Principal Investment Strategies” to the following:

The Index Provider uses an optimization process to identify security weights that seeks (a) to ensure the Underlying Index’s compliance with carbon reduction target levels, (b) to minimize portfolio turnover, and (c) to minimize weight deviations from the Parent Index with respect to: (1) ratings, (2) sectors, and (3) issuers. Each security included in the Underlying Index will have a minimum weight of at least 0.1%.

13.	The sixth paragraph of the “Principal Investment Strategies” section states: “The Fund may invest up to 20% of its assets in instruments that are not included in the Underlying Index, but that the Fund’s investment adviser, Krane Funds Advisors, LLC (“Krane” or “Adviser”) believes will help the Fund track the Underlying Index.” Please consider revising the disclosure to specify the location of the issuers.

RESPONSE: No change was made in response to this comment. The Registrant does not believe additional disclosure about issuers is needed here since such issuers currently are expected to have the same characteristics as the Underlying Index.

14.	Please disclose whether the Fund will be concentrated in an industry or group of industries. If so, please revise the “Principal Investment Risks” section to include corresponding risk disclosure.

RESPONSE: The Registrant notes the Fund will concentrate in the financial sector and has revised the “Principal Investment Risks” section to include corresponding risk disclosure.

15.	Please explain supplementally how including the Underlying Index’s average yield complies with Rule 156 of the Securities Act of 1933, as amended.

RESPONSE: The Registrant has deleted the disclosure pertaining to the Underlying Index’s average yield.

16.	Please consider revising the “Principal Investment Risks” section to include risk disclosure related to the Fund’s use of third-party data providers.

RESPONSE: No change was made in response to this comment. The Registrant believes the risks related to the Fund’s use of third-party data providers are adequately addressed in the Fund’s “Passive Investment and Index Risk” section (formerly named “Passive Investment Risk”) included in the “Principal Investment Risks” section.

Securities and Exchange Commission
July 23, 2024

17.	Please inform the Staff whether the securities underlying the Fund are traded outside of a collateralized settlement system. If so, the Staff may have additional comments.

RESPONSE: The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

18.	The “Principal Investment Risk – Interest Rate Risk” section states: “Duration is a measure of a fixed income security’s sensitivity to changes in interest rates. For every 1% change in interest rates, a bond’s price generally changes approximately 1% in the opposite direction for every year of duration. For example, if a portfolio of fixed income securities has an average weighted duration of three years, its value can be expected to fall about 3% if interest rates rise by 1%. Conversely, the portfolio’s value can be expected to rise approximately 3% if interest rates fall by 1%.” Please consider including similar disclosure in the “Principal Investment Strategies” section.

RESPONSE: The Registrant has made the requested change.

19.	In the “Investments in China” section of the SAI, please define PRC in the first instance that it appears.

RESPONSE: The Registrant has made the requested change.

20.	In the “Creation and Redemption of Creation Units - Acceptance of Orders for, and Redemption of, Creation Units” section of the SAI, in the first sentence of the second paragraph, please consider deleting the word “absolute.”

RESPONSE: The Registrant has made the requested change.

*          *          *          *          *

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na
Franklin Na

cc:	Jonathan Krane
Odette Gafner
James Maund
Jonathan Shelon
Luke Oliver
Krane Funds Advisors, LLC
Stacy Fuller
K&L Gates LLP